Exhibit 99.40

Execution Copy

ISOTECHNIKA PHARMA INC.

and

AURINIA PHARMACEUTICALS INC.

and

ILJIN LIFE SCIENCE CO. LTD.

ARRANGEMENT AGREEMENT

August 6, 2013

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATION		2

1.1	Definitions	2
1.2	Interpretation Not Affected by Headings, etc.	8
1.3	Number and Gender	8
1.4	Date of Any Action	8
1.5	Currency	8
1.6	Statutory References	8
1.7	Entire Agreement	9
1.8	Accounting Matters	9
1.9	Knowledge	9
1.10	Schedules	9

ARTICLE 2 THE ARRANGEMENT		10

2.1	Arrangement	10
2.2	Implementation Steps	10
2.3	Court Order	10
2.4	Arrangement Filings	10
2.5	Isotechnika Board Approval	11
2.6	Aurinia Board Approval	11
2.7	Conduct of Isotechnika Meeting	11
2.8	Isotechnika Information Circular	12
2.9	Announcement and Shareholder Communications	13
2.10	Replacement Warrants	14

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		14

3.1	Representations and Warranties of Isotechnika	14
3.2	Representations and Warranties of Aurinia	18
3.3	Representations and Warranties of ILJIN	22
3.4	Survival of Representations and Warranties	23

ARTICLE 4 COVENANTS		23

4.1	Covenants of Isotechnika Regarding the Arrangement	23
4.2	Covenants of Aurinia Regarding the Arrangement	24
4.3	Covenants of ILJIN Regarding the Arrangement	25
4.4	Access to Information	26
4.5	Privacy Matters	26
4.6	Indemnification of Aurinia Directors and Officers	27

ARTICLE 5 CONDITIONS		27

5.1	Conditions Precedent	27
5.2	Additional Conditions Precedent to the Obligations of Isotechnika	28
5.3	Additional Conditions Precedent to the Obligations of Aurinia	29
5.4	Additional Conditions Precedent to the Obligations of ILJIN	30
5.5	Notice Provisions	31
5.6	Satisfaction of Conditions	31
5.7	Closing and Corollary Matters	31

- i -

ARTICLE 6 TERM, TERMINATION, AMENDMENT AND WAIVER		32

6.1	Term	32
6.2	Termination	32
6.3	Fees	33
6.4	Amendment	33

ARTICLE 7 GENERAL MATTERS		34

7.1	Notices	34
7.2	Severability	35
7.3	Assignment	35
7.4	Governing Law	35
7.5	Dispute Resolution	35
7.6	Binding Effect on Parties	36
7.7	Waivers	36
7.8	Further Assurances	36
7.9	Time of Essence	36
7.10	Expenses	36
7.11	Counterparts	36

SCHEDULE A – Plan of Arrangement	A-1
SCHEDULE B – Isotechnika Shareholders’ Resolution	B-1
SCHEDULE C – Aurinia Shareholders’ Resolution	C-1
SCHEDULE D – Aurinia Intellectual Property	D-1

- ii -

ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 6th day of August, 2013

BETWEEN:

ISOTECHNIKA PHARMA INC., a corporation formed and existing under the Business Corporations Act (Alberta) and having its principal office at 5120-75th Street, Edmonton, Alberta, Canada;

(“Isotechnika”)

AND:

AURINIA PHARMACEUTICALS INC., a corporation formed and currently existing under the Business Corporations Act (British Columbia) and having its principal office at #1203-4464 Markham Street, Victoria, British Columbia, Canada;

(“Aurinia”)

AND:

ILJIN LIFE SCIENCE CO. LTD., a corporation formed and existing under the laws of the Republic of Korea and having its principal office at ILJIN Building, 50-1 Dowha-Dong, Mapu-Gu, Seoul, Korea;

(“ILJIN”)

WITNESSES THAT WHEREAS:

A.	Isotechnika and Aurinia entered into a term sheet as of February 4, 2013 setting out the terms of the proposed acquisition of Aurinia by Isotechnika (the “Term Sheet”);

B.	Isotechnika, Aurinia and ILJIN entered into a tripartite settlement agreement as of April 3, 2013 as amended by letter agreement dated June 4, 2013 (together, the “Settlement Agreement”);

C.	The Parties intend to carry out certain of the transactions contemplated in the Term Sheet and the Settlement Agreement by way of an Arrangement to be completed under the arrangement provisions of Part 9, Division 5 of the Business Corporations Act (British Columbia) (the “Arrangement”);

D.	The board of directors of Aurinia has determined that the Arrangement is fair to the Aurinia Shareholders, is in the best interests of Aurinia, and has resolved to recommend that Aurinia Shareholders consent to the Aurinia Shareholders’ Resolution;

E.	The board of directors of Isotechnika has determined that the Arrangement is fair to the Isotechnika Shareholders, is in the best interests of Isotechnika, and has resolved to recommend that Isotechnika Shareholders vote their Isotechnika Shares in favour of the Isotechnika Shareholders’ Resolution; and

F.	The execution and delivery of this Agreement has been approved by the board of directors of Isotechnika and the board of directors of Aurinia.

NOW THEREFORE, in consideration of the mutual premises and the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

(a)	“Affiliate” has the meaning attributed to that term in section 1.3 of the National Instrument 45-106 - Prospectus and Registration Exemptions adopted by the Canadian Securities Administrators;

(b)	“Agreement” means this Arrangement Agreement;

(c)	“Arrangement” means an arrangement of Aurinia pursuant to Part 9, Division 5 of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court in the Court Order;

(d)	“Arrangement Filings” means the filings, if any, that are required under the BCBCA to be made with the Registrar in order for the Arrangement to be effective;

(e)	“Aurinia” means Aurinia Pharmaceuticals Inc., a corporation formed and currently existing under the Business Corporations Act (British Columbia) and having its principal office at #1203-4464 Markham Street, Victoria, British Columbia, Canada;

(f)	“Aurinia Board Approval” has the meaning ascribed to such term in Section 2.6;

(g)	“Aurinia Financial Statements” means each of Aurinia’s audited consolidated balance sheets and related audited consolidated statements of operations and deficit, income, cash flows and changes in shareholders’ equity (including the related notes) as at and for the period from incorporation on April 3, 2012 to December 31, 2012, and Aurinia’s unaudited balance sheet and related statements of operations and deficit, income, cash flows and changes in shareholders’ equity (including the related notes) for the three months ended March 31, 2013;

(h)	“Aurinia Shareholders” means the registered holders of Aurinia Shares;

(i)	“Aurinia Shareholders’ Resolution” means the unanimous consent resolution of the Aurinia Shareholders approving the Arrangement in writing, substantially in the form of Schedule C hereto;

(j)	“Aurinia Shares” means the common shares in the capital of Aurinia;

(k)	“Aurinia Subsidiaries” means Aurinia Holdings Corp. and Aurinia Development Corp., each a corporation formed and currently existing under the laws of Barbados and having its principal office at #2 Rendezvous Road, Worthing, Christ Church, Barbados, BB15006;

(l)	“Aurinia Warrantholders” means the holders of the Aurinia Warrants;

(m)	“Aurinia Warrants” means the outstanding share purchase warrants of Aurinia, with each such Aurinia Warrant being exercisable to purchase one Aurinia Share at a price of $0.85 and expiring on December 31, 2018;

(n)	“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law;

(o)	“BCBCA” means the Business Corporations Act (British Columbia);

(p)	“business day” means any day other than a Saturday, Sunday or a day when commercial banks are not open for business in Vancouver, British Columbia or Edmonton, Alberta;

(q)	“Consideration Shares” means the Isotechnika Shares to be issued pursuant to the Arrangement;

(r)	“Court” means the Supreme Court of British Columbia;

(s)	“Court Order” means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(t)	“Effective Date” means the Effective Date as defined in the Plan of Arrangement;

(u)	“Effective Time” means the Effective Time as defined in the Plan of Arrangement;

(v)	“Exchange” means the Toronto Stock Exchange or, as applicable, the TSX Venture Exchange;

(w)	“Exchange Approval” has the meaning ascribed to such term in Section 4.1(d);

(x)	“Fairness Opinion” has the meaning ascribed to such term in Section 2.8(d);

(y)	“Governmental Entity” means (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency, domestic or foreign (including the Exchange and Securities Authorities); (ii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(z)	“IFRS” means International Financial Reporting Standards;

(aa)	“ILJIN” means Iljin Life Science co. Ltd., a corporation formed and existing under the laws of the Republic of Korea and having its principal office at ILJIN Building, 50-1 Dowha-Dong, Mapu-Gu, Seoul, Korea;

(bb)	“Intellectual Property” means any and all intellectual property or proprietary rights arising at law or in equity, including, without limitation, (i) patents, all patent rights and all patent rights and all applications therefor and all reissues, re-examinations, continuations, continuations-in-part, divisions, and patent term extensions thereof, (ii) inventions (whether patentable or not), discoveries, improvements, concepts, innovations and industrial models, (iii) registered and unregistered copyrights, copyright registrations and applications, mask works and mask work registrations and applications therefor, author’s rights and works of authorship (including artwork of any kind and software of all types in whatever medium, inclusive of computer programs, source code, object code and executable code, firmware, development tools, files, databases, tables, records and data, and related documentation), (iv) URLs, web sites, web pages and any part thereof, (v) technical information, know-how, trade secrets, drawings, designs, design protocols, specifications, proprietary data, customer lists, databases, proprietary processes, technology, formulae, and algorithms, (vi) trade names, trade dress, trademarks, domain names, service marks, logos, business names, and registrations and applications therefor, (vii) industrial designs or design patents, whether or not patentable or registrable, patented or registered or the subject of applications for registration or patent or registration and all rights of priority, applications, continuations, continuations-in-part, divisions, re-examinations, reissues and other derivative applications and patents therefor, and (viii) the goodwill symbolized or represented by the foregoing;

(cc)	“Isotechnika” means Isotechnika Pharma Inc., a corporation formed and existing under the Business Corporations Act (Alberta) and having its principal office at 5120-75th Street, Edmonton, Alberta, Canada;

(dd)	“Isotechnika Board Approval” has the meaning ascribed to such term in Section 2.5;

(ee)	“Isotechnika Financial Statements” means each of Isotechnika’s audited balance sheet and related statements of operations and deficit, income, cash flows and changes in shareholders’ equity (including the related notes) for the years ended December 31, 2012, 2011 and 2010, and each of Isotechnika’s unaudited balance sheet and related statements of operations and deficit, income, cash flows and changes in shareholders’ equity (including the related notes) as of and for each of the fiscal quarters ending at any time after December 31, 2012, all as contained in the Public Disclosure Documents;

(ff)	“Isotechnika Information Circular” means the notice of the Isotechnika Meeting to be sent to Isotechnika Shareholders and the information circular to be prepared in connection with the Isotechnika Meeting, together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the Isotechnika Meeting;

(gg)	“Isotechnika Meeting” means the meeting of Isotechnika Shareholders to be held to consider, among other things, the Isotechnika Shareholders’ Resolution and related matters, and any adjournment thereof;

(hh)	“Isotechnika Shareholders” means the registered holders of Isotechnika Shares;

(ii)	“Isotechnika Shareholders’ Resolution” means the resolutions of the Isotechnika Shareholders approving the issuance of such number of common shares in the capital of Isotechnika as may be required to be issued pursuant to the terms of the Arrangement, which resolutions are to be considered at the Isotechnika Meeting, substantially in the form of Schedule B hereto;

(jj)	“Isotechnika Shares” means the common shares in the capital of Isotechnika;

(kk)	“Law” means all laws, by-laws, statutes, regulations, principles of law, statutory rules, policies, orders, ordinances, protocols, codes, guidelines, directions, judgments and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity and the term “applicable” with respect to such Law and in the context that refers to one or more Persons, means that such Law applies to such Person or Persons or its or their business, undertaking, property or securities and emanates from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(ll)	“Liability” means any debts, liabilities and obligations, whether accrued, absolute or contingent, matured or unmatured or determined or determinable;

(mm)	“Licensed IP” means the Intellectual Property that is licensed to Aurinia or the Aurinia Subsidiaries and material to the operation of the business of Aurinia, as set out in Schedule D hereof;

(nn)	“Material Adverse Change” or “Material Adverse Effect” when used in connection with a Party, means any change or effect, respectively, that:

(i)	either individually or in aggregate, is, or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise) operations, assets, liabilities (whether absolute, accrued, conditional, contingent or otherwise), or capitalization of such Party and its Subsidiaries taken as a whole, other than any change or effect, event or occurrence:

(A)	relating to the announcement of the Arrangement, this Agreement or any of the transactions contemplated hereby;

(B)	relating to any change in IFRS;

(C)	relating to any change in global or national political, economic, business, regulatory, or market conditions or in global or national financial, currency exchange or capital markets;

(D)	affecting the pharmaceutical industry in general;

(E)	relating to any change in an applicable Law or any proposed changes to any applicable Law; or

(F)

relating to any change in the market prices or trading volume of any securities of such Party (provided, however, that such change is not itself the result of a “Material Adverse Change” or “Material Adverse Effect” with respect to such Party);

provided, however, that the change or effect referred to in clauses (B), (C), (D), (E) or (F) above does not primarily relate to (or have the effect of primarily relating to) a Party and its Subsidiaries or materially disproportionately adversely affect a Party and its Subsidiaries compared to other companies of similar size operating in the industry in which the Party and its Subsidiaries operate; or

(ii)	either individually or in the aggregate prevents, or would reasonably be expected to prevent, the Party or any of its Subsidiaries from performing a material obligation to be performed by it under this Agreement in any material respect;

(oo)	“Material Contract” when used in connection with a Party, means an agreement to which such Party is a party: (i) that has a term the balance of which is equal to or in excess of one year and involves expenditures by or payments to such Party from and after the date of this Agreement aggregating in excess of $20,000 in respect of Aurinia or any Aurinia Subsidiaries and $300,000 in respect of Isotechnika in any year; (ii) whose termination (other than those terminations by passage of time) could, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect on such Party; (iii) expressly limiting or restricting the ability of such Party to compete in, solicit in respect of, or otherwise to conduct, their respective businesses or operations; (iv) that contains any severance, change of control or termination pay or post-employment liabilities or obligations; (v) relating to material indebtedness, to the direct or indirect guarantee or assumption by such Party (contingent or otherwise) of any material payment or material performance obligations of any other Person; (vi) that is a securityholder agreement, securityholder declaration, voting trust or pooling agreement; (vii) relating to the disposition or acquisition by such Party after the date of this Agreement of a material amount of assets or pursuant to which such Party or any of its Subsidiaries has any material ownership interest in any other Person or other business enterprise other than Subsidiaries of such Party; (viii) relating to the acquisition or sale by such Party of any operating business or the capital stock or other ownership interest of any other Person and under which such Party has any material continuing Liability or obligation; (ix) relating to any indemnification obligation of such Party not entered into in the ordinary course of business; and (x) that is a joint venture, partnership agreement or any other contract that is outside the ordinary course of business or not consistent with past practice and is material to the business of such Party;

(pp)	“Order” means any order, writ, judgment, injunction, decree, ruling, assessment, stipulation, determination or award entered by or with any Governmental Entity (in each case whether preliminary or final);

(qq)	“Parties” means Isotechnika, Aurinia and ILJIN, and “Party” means any one of them;

(rr)	“Permits” means all licenses, approvals, orders, consents, permits, authorities, grants, certificates, registrations and authorizations which are required, necessary or desirable for the conduct in the usual and ordinary course of the operation of the business of a Party, the ownership, leasing or use of its assets as the same are now owned, leased, used conducted or operated, in accordance with applicable Laws, as currently carried on or as planned to be carried on by a Party and the ownership or leasing of and the uses to which its assets have been and currently are put;

(ss)	“Person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee,

executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(tt)	“Plan of Arrangement” means a Plan of Arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with Article 5 of the Plan of Arrangement or Section 6.4 of this Agreement;

(uu)	“Private Placement Securities” means (i) the 22,655,555 Isotechnika Shares and 22,655,555 share purchase warrants (each such share purchase warrant entitling the holder thereof to purchase one Isotechnicka Share), and (ii) the 963,666 broker warrants (each such share purchase warrant entitling the holder thereof to purchase one Isotechnicka Share), issued on June 26, 2013;

(vv)	“Public Disclosure Documents” means the documents as filed by Isotechnika on SEDAR at www.sedar.com prior to the date of this Agreement;

(ww)	“Registered IP” means all Intellectual Property that is registered in the name of Aurinia or the Aurinia Subsidiaries, or the subject of an application for registration or registration procedures initiated by Aurinia or the Aurinia Subsidiaries with any government, regulatory body or third person, as set out in Schedule D hereof;

(xx)	“Registrar” means the Registrar of Companies under the BCBCA;

(yy)	“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, Permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the execution, delivery or performance of this Agreement or the consummation of the Amalgamation or any of the transactions otherwise contemplated hereby;

(zz)	“Replacement Warrant” means a share purchase warrant entitling the holder to purchase shares in the capital of the Isotechnika;

(aaa)	“Representative” means, when used with reference to either Party, any director, officer, employee, agent, legal counsel, advisor or consultant of such Party;

(bbb)	“Securities Authorities” means the securities regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador;

(ccc)	“Subsidiary” has the meaning ascribed thereto in the BCBCA;

(ddd)

“Tax” or “Taxes” means, with respect to any Person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, royalties, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, social service taxes, license taxes, withholding taxes, payroll taxes, health taxes, employer health taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise taxes, social security premiums, workers’ compensation premiums, employment or unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on that Person, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(eee)	“Termination Date” means September 30, 2013, or such later date as may be agreed upon by the Parties;

(fff)	“Transaction Personal Information” has the meaning ascribed to such term in Section 4.5; and

(ggg)	“Underlying Shares” means the Isotechnika Shares issuable, following the Effective Date of the Arrangement, upon the exercise of the Replacement Warrants.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “Subsection” followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. The word “including”, when following a general statement or term, is not to be construed as limiting the general statement or term to any specific item or matter set forth or to similar items or matters, but rather as permitting the general statement or term to refer also to all other items or matters that could reasonably fall within its broadest possible scope. The word “or” is not exclusive.

1.3	Number and Gender

In this Agreement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa and words importing gender include all genders.

1.4	Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties hereto is not a business day, such action will be required to be taken on the next succeeding day which is a business day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.6	Statutory References

Any reference in this Agreement to a statute includes all rules and regulations made thereunder, all amendments to that statute or the rules and regulations made thereunder in force from time to time, and any statute or rule or regulation that supplements or supersedes that statute or the rules or regulations made thereunder.

1.7	Entire Agreement

This Agreement and the Settlement Agreement constitute the entire agreement between the Parties hereto pertaining to the terms of the Arrangement and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties. In the event of a conflict between the terms of this Agreement and the Settlement Agreement, the terms of this Agreement shall govern. For greater certainty, and without limitation to the foregoing, the parties acknowledge that sections 5, 6, 7, 9, 11, 12, 13, 15, 20, 21, 22, 24, 25, 26, 27, 28 and 29 of the Settlement Agreement shall survive the execution of this Agreement and the termination of this Agreement, and shall not be superceded by the terms of this Agreement.

1.8	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement will have the meanings attributable thereto under IFRS except with respect to any references to the financial statements of Aurinia prior to its 2012 fiscal year which were reported in accordance with Canadian generally accepted accounting principles, and all determinations of an accounting nature required to be made hereunder in respect of Isotechnika will be made in a manner consistent with IFRS.

1.9	Knowledge

In this Agreement,

(a)	references to “the knowledge of Isotechnika” means the actual knowledge of Robert Foster or Dennis Bourgeault, in each case, after making due enquiries regarding the relevant matter;

(b)	references to “the knowledge of Aurinia” means the actual knowledge of Richard Glickman or Michael Martin, in each case, after making due enquiries regarding the relevant matter; and

(c)	references to “the knowledge of ILJIN” means the actual knowledge of Daniel Park or Chris Kim, in each case, after making due enquiries regarding the relevant matter.

1.10	Schedules

The following are the Schedules to this Agreement, which form an integral part hereof:

Schedule A	–	Plan of Arrangement
Schedule B	–	Isotechnika Shareholders’ Resolution
Schedule C	–	Aurinia Shareholders’ Resolution
Schedule D	–	Aurinia Intellectual Property

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

The Parties agree that, as of the Effective Time the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement, and without limitation to the foregoing, at the Effective Time the Plan of Arrangement will become effective.

2.2	Implementation Steps

Aurinia covenants in favour of Isotechnika that Aurinia will act expeditiously and in good faith to:

(a)	obtain the Aurinia Shareholders’ Resolution;

(b)	subject to obtaining the Aurinia Shareholders’ Resolution, apply to the Court under Part 9, Division 5 of the BCBCA, as soon as reasonably practicable, for the Court Order approving the Arrangement;

(c)	subject to obtaining the Court Order, as soon as reasonably practicable thereafter, but subject to the satisfaction or waiver of the other conditions contained in this Agreement in favour of each Party, deliver to the Registrar (including by online filing if required by the BCBCA) all Arrangement Filings and take all other steps or actions as may be required in connection with and to give effect to the Arrangement;

(d)	instruct counsel acting for it to bring the application referred to in Section 2.2(b) in cooperation with counsel to Isotechnika; and

(e)	permit Isotechnika and its counsel to review and comment upon drafts of all materials to be filed by Aurinia with the Court in connection with the Arrangement and provide counsel to Isotechnika on a timely basis with copies of any response to petition and evidence served on Aurinia or its counsel in respect of the application for the Court Order or any appeal therefrom and of any notice (written or oral) received by Aurinia indicating any intention to oppose the granting of the Court Order or to appeal the Court Order.

2.3	Court Order

Following the approval of the Aurinia Shareholders’ Resolution, Aurinia will forthwith, and in any event within 5 business days after the approval of the Aurinia Shareholders’ Resolution, apply to the Court for the Court Order, in terms consistent with this Agreement.

2.4	Arrangement Filings

Aurinia will make the Arrangement Filings at or prior to the Effective Time.

2.5	Isotechnika Board Approval

Isotechnika represents and warrants to Aurinia that the board of directors of Isotechnika has:

(a)	received an oral opinion from Evans & Evans, Inc. to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the consideration to be paid by Isotechnika pursuant to this Agreement is fair from a financial point of view to Isotechnika;

(b)	unanimously determined that the Arrangement is fair to the Isotechnika Shareholders;

(c)	unanimously determined that the Arrangement and entry into this Agreement are in the best interests of Isotechnika; and

(d)	unanimously resolved to recommend that the Isotechnika Shareholders vote in favour of the Isotechnika Shareholders’ Resolution;

(the “Isotechnika Board Approval”).

2.6	Aurinia Board Approval

Aurinia represents and warrants to Isotechnika that the board of directors of Aurinia has unanimously:

(a)	determined that the Arrangement is fair to the Aurinia Shareholders;

(b)	determined that the Arrangement and entry into this Agreement are in the best interests of Aurinia; and

(c)	resolved to recommend that the Aurinia Shareholders vote in favour of the Aurinia Shareholders’ Resolution,

(the “Aurinia Board Approval”).

2.7	Conduct of Isotechnika Meeting

(a)	Isotechnika agrees to convene and conduct the Isotechnika Meeting in accordance with the terms of this Agreement, its constating documents and applicable Laws as soon as reasonably practicable following the date hereof, but in any event not later than August 15, 2013, and not to propose to adjourn, postpone or cancel the Isotechnika Meeting without the prior consent of Aurinia and ILJIN:

(i)	except as required for quorum purposes (in which case the Isotechnika Meeting will be adjourned and not postponed or cancelled) or by applicable Laws; or

(ii)	except for an adjournment for the purpose of attempting to obtain the requisite approval of the Isotechnika Shareholders’ Resolution.

(b)

Unless: (i) Aurinia and ILJIN otherwise consent; (ii) this Agreement is terminated in accordance with its terms; or (iii) if required by applicable Law or by a Governmental Entity having jurisdiction, Isotechnika will continue to take all steps reasonably necessary to hold the Isotechnika Meeting and to cause the Isotechnika Shareholders’ Resolution to be voted on at such Isotechnika Meeting and will not propose to adjourn, postpone or cancel the Isotechnika Meeting other than as contemplated by Section 2.7(a).

(c)	Subject to compliance with all applicable Laws, Isotechnika will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Isotechnika Shareholders’ Resolution.

(d)	Isotechnika will give notice to Aurinia and ILJIN of the Isotechnika Meeting and allow Aurinia’s and ILJIN’s Representatives to attend the Isotechnika Meeting.

(e)	Aurinia will provide Isotechnika with such assistance as may be reasonably required by Isotechnika for the purposes of holding the Isotechnika Meeting and receiving approval of the Isotechnika Shareholders’ Resolution by Isotechnika Shareholders.

(f)	Isotechnika will advise Aurinia and ILJIN as Aurinia and ILJIN may reasonably request, and at least on a daily basis on each of the last 14 business days prior to the date of the Isotechnika Meeting, as to the aggregate tally of proxies received by Isotechnika in respect of the Isotechnika Shareholders’ Resolution.

2.8	Isotechnika Information Circular

(a)	As soon as reasonably practicable, following the date hereof, Isotechnika will prepare and complete the Isotechnika Information Circular together with any other documents required by applicable Laws in connection with the Isotechnika Meeting and the proposed issuance of Isotechnika Shares under the Arrangement.

(b)	Isotechnika will cause the Isotechnika Information Circular and other documentation required in connection with the Isotechnika Meeting to be filed and to be sent to each Isotechnika Shareholder and other Persons as required by applicable Laws, in each case so as to permit the Isotechnika Meeting to be held within the time required by Section 2.7(a).

(c)	Isotechnika will ensure that the Isotechnika Information Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Isotechnika Information Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information furnished by Aurinia) and will provide Isotechnika Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Isotechnika Meeting and will include the recommendation of the board of directors of Isotechnika that Isotechnika Shareholders vote in favour of the Isotechnika Shareholders’ Resolution.

(d)	Isotechnika shall disclose in the Isotechnika Information Circular:

(i)	that the Isotechnika Board has received a fairness opinion from Evans & Evans, Inc. to the effect that as of the date of such opinion, subject to the assumptions, limitations and qualifications set out therein, the consideration to be paid by Isotechnika pursuant to this Agreement is fair from a financial point of view to Isotechnika (the “Fairness Opinion”); and

(ii)	the complete text of the fairness opinion from Evans & Evans, Inc.

(e)	Aurinia, ILJIN and their respective legal counsel will be given a reasonable opportunity to review and comment on a draft of the Isotechnika Information Circular and other documents related thereto before they become final, and reasonable consideration will be given to any comments made by Aurinia and ILJIN and their respective legal counsel, provided that all information relating solely to Aurinia included in the Isotechnika Information Circular will be in form and content satisfactory to Aurinia, acting reasonably.

(f)	Aurinia will timely furnish to Isotechnika all such information concerning Aurinia as may be reasonably required in the preparation of the Isotechnika Information Circular and other documents related thereto, including without limitation, the Aurinia Financial Statements.

(g)	Isotechnika will promptly notify Aurinia if, at any time before the earlier of the Effective Date and the termination of this Agreement in accordance with its terms, it becomes aware that the Isotechnika Information Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Isotechnika Information Circular, and the Parties will co-operate in the preparation of any amendment or supplement to the Isotechnika Information Circular, as required or appropriate, and Isotechnika will promptly mail or otherwise publicly disseminate any amendment or supplement to the Isotechnika Information Circular to the Isotechnika Shareholders and, if required by applicable Laws, file the same as required under securities Laws and as otherwise required.

2.9	Announcement and Shareholder Communications

Aurinia and Isotechnika will jointly and publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of such Party’s announcement to be approved by the other Party in advance, acting reasonably. The Parties agree to cooperate in the preparation of presentations, if any, to the Aurinia Shareholders or Isotechnika Shareholders regarding the transactions contemplated by this Agreement, and no Party will: (a) make any filing with any Governmental Entity with respect thereto without prior consultation with the other Parties; provided, however, that the foregoing will be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Law or requirement of any Governmental Entity having jurisdiction, and the Party making such disclosure will use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. To the extent possible, each Party will provide prior notice to the other Parties of any material public disclosure that it proposes to make regarding its business or operations, together with a draft copy of such disclosure. Such other Party and its legal counsel will be given a reasonable opportunity to review and comment on such information prior to such information being disseminated publicly or filed with any Governmental Entity, and reasonable consideration will be given to any comments made by such other Party and its legal counsel.

2.10	Replacement Warrants

The Parties agree that, as of the Effective Time all terms and conditions of a Replacement Warrant including the term to expiry, conditions to and manner of exercising, will be the same as the Aurinia Warrant for which it was exchanged.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Isotechnika

Isotechnika hereby represents and warrants as follows to Aurinia and ILJIN, and hereby acknowledges that Aurinia and ILJIN are relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement:

(a)	This Agreement has been duly executed and delivered by Isotechnika and constitutes a legal, valid and binding obligation of Isotechnika, enforceable against Isotechnika in accordance with its terms, subject to applicable laws of bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally, and to general principles of equity.

(b)	Isotechnika is duly incorporated and organized, and validly existing, under the laws of its jurisdiction of incorporation, Isotechnika has all necessary corporate power, authority and capacity to execute and deliver this Agreement and to perform its covenants and obligations hereunder and Isotechnika has taken all necessary corporate action to authorize the execution and delivery of this Agreement.

(c)	No proceedings have been taken or authorized by Isotechnika, or, to its knowledge, by any other person, with respect to its bankruptcy, insolvency, liquidation, dissolution or winding up, or with respect to any amalgamation, merger, consolidation, arrangement or other reorganization of Isotechnika, other than as contemplated by this Agreement.

(d)	There are no suits, claims, action or other proceedings pending or, to its knowledge, threatened, against Isotechnika to prevent, or which, if successful, would prevent, the consummation of the Arrangement.

(e)	The authorized capital of Isotechnika consists of an unlimited number of Isotechnika Shares. As of the date of this Agreement there are (i) 215,526,804 Isotechnika Shares duly and validly issued and outstanding as fully paid and non-assessable shares of Isotechnika; (ii) outstanding Isotechnika Options providing for the issuance of 15,693,667 Isotechnika Shares upon the exercise thereof; and (iii) outstanding share purchase warrants of Isotechnika providing for the issuance of 42,970,609 Isotechnika Shares upon the exercise thereof.

(f)	The Isotechnika Financial Statements: (a) present fairly in all material respects the financial position of Isotechnika as of the dates thereof and the results of operations, cash flows and shareholders’ equity as of and for each of the periods then ended, and (b) were prepared in accordance with IFRS applied on a consistent basis throughout the periods involved, in each case, except as otherwise indicated in the notes thereto.

(g)	Isotechnika does not have any Subsidiary, and does not own, possess or have the right to acquire any securities of any other corporate entity.

(h)	All material financial transactions of Isotechnika have been accurately recorded in the books and records of Isotechnika for the periods noted therein and the Isotechnika Financial Statements fairly present in all material respects the financial position and the affairs of Isotechnika for the periods noted therein.

(i)	The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of and compliance with the terms and provisions hereof do not and will not (i) violate any provision of Law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Isotechnika, (ii) breach, violate or conflict with any of the terms, conditions or provisions of Isotechnika’s articles or by-laws, or (iii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, commitment or instrument to which Isotechnika is a party or by which it is bound or to which its property is subject, or result in the cancellation, suspension or alteration in the terms of any licence, permit or authority held by Isotechnika, or result in the creation of any lien, charge, security interest or encumbrance upon any of the assets or property of Isotechnika or give to others any interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement or instrument.

(j)	Other than as described herein, there are no releases, waivers, consents and approvals required to be obtained by Isotechnika in order to consummate the transactions set out in this Agreement.

(k)	Since December 31, 2012, Isotechnika has not:

(i)	transferred, assigned, sold or otherwise disposed of any of the assets shown or reflected in the Isotechnika Financial Statements or cancelled any debts or claims except in each case in the ordinary and usual course of business;

(ii)	incurred or assumed any obligation or liability (fixed or contingent) over $50,000, except obligations and liabilities incurred in the ordinary and usual course of business;

(iii)	other than the Private Placement Securities, issued or sold any shares in its capital or any warrants, bonds, debentures or other corporate securities or issued, granted or delivered any right, option or other commitment for the issue of any such or other securities;

(iv)	discharged or satisfied any encumbrances, or paid any obligation or liability (fixed or contingent), other than current liabilities or the current portion of long term liabilities disclosed in the Isotechnika Financial Statements or current liabilities incurred since the date thereof in the ordinary and usual course of business;

(v)	declared, made, or committed itself to make any payment of any dividend or other distribution in respect of any of its shares other than in the usual course, nor has it purchased, redeemed, subdivided, consolidated, or reclassified any of its shares;

(vi)	entered into any material commitment or transaction not in the ordinary and usual course of business;

(vii)	mortgaged, pledged, subjected to any lien, granted an option or a security interest in respect of or otherwise encumbered any of its assets or property, whether real or personal and whether tangible or intangible except as disclosed in the Isotechnika Financial Statements, or in the ordinary and usual course of business; or

(viii)	authorized or agreed or otherwise have become committed to do any of the foregoing.

(l)	Other than the Isotechnika Options, the share purchase warrants of Isotechnika described above under Section 3.1(e), and the Private Placement Securities, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued Isotechnika Shares, or any other security convertible into or exchangeable for any such Isotechnika Shares, or to require Isotechnika to purchase, redeem or otherwise acquire any of its issued and outstanding shares.

(m)	Isotechnika has no shareholders’ rights plan or similar plan in effect.

(n)	Isotechnika has conducted and is conducting its business in material compliance with applicable Laws of each jurisdiction in which its business is carried on and holds all material Authorizations required in order to enable its business to be carried on as now conducted or as proposed to be conducted, and all such Authorizations are valid and subsisting and in good standing and Isotechnika has not received any notice of proceedings relating to the revocation or modification of any such Authorizations.

(o)	Except as disclosed in the Public Disclosure Documents, since December 31, 2012, there have not been:

(i)	any changes in the condition or operations of the business, assets or financial affairs of Isotechnika which could, individually or in the aggregate, have a Material Adverse Effect; or

(ii)	any damage, destruction or loss, labour trouble or other event, development or condition, of any character (whether or not covered by insurance) which is not generally known, which has or is reasonably likely to have a Material Adverse Effect.

(p)	Isotechnika has filed all federal, provincial, territorial, municipal and local Tax returns which are required to be filed, or have requested extensions thereof, and has paid all Taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable.

(q)	There are no liens for Taxes on the properties or assets of Isotechnika, there are no audits of any of the Tax returns of Isotechnika which are known by Isotechnika to be pending, and there are no claims which have been or may be asserted relating to any such Tax returns.

(r)	Other than as set forth in the Isotechnika Financial Statements or as disclosed in the Public Disclosure Documents, no director, officer, employee or agent of Isotechnika or any other insider of Isotechnika, or any Affiliate or associate of any of them is a party to any loan, contract, arrangement or understanding or other transactions with Isotechnika that would be required to be disclosed pursuant to Securities Laws.

(s)	Isotechnika has filed all documents and information required to be filed by it under applicable securities laws of Canada, or any rules or regulations promulgated thereunder (collectively, “Securities Laws”) or with any stock exchange. The Public Disclosure Documents do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which and at the time they were made, not misleading (collectively a “Misrepresentation”). All of the Public Disclosure Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of Securities Laws. Isotechnika has not filed any confidential material change report with any securities regulatory authority that at the date hereof remains confidential. There is no material fact concerning Isotechnika required to be disclosed under Securities Laws which has not been disclosed in the Public Disclosure Documents filed on or before the date hereof.

(t)	As at the date hereof, Isotechnika is a reporting issuer (within the meaning of Canadian Securities Laws) in good standing in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, and is not on the list of defaulting issuers as maintained by the Alberta Securities Commission for a default of any requirement of any Securities Laws, and no regulatory authority having jurisdiction over Isotechnika has issued any order preventing or suspending trading of any securities of Isotechnika.

(u)	Policies of insurance in force as at the date hereof naming Isotechnika as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Isotechnika which, having regard to the nature of such risk and the relative costs of obtaining insurance, are customary in the case of entities engaged in the same or similar businesses to seek rather than to provide for self insurance and Isotechnika has no reason to believe that it will not be able to renew such policies as and when such policies expire or to obtain similar policies from similar insurers.

(v)	Isotechnika has good and marketable title to the assets included in the Isotechnika Financial Statements, free and clear of all encumbrances, except for as disclosed in the Isotechnika Financial Statements or incurred in the ordinary and usual course of business since December 31, 2012.

(w)	Except as reflected or disclosed in the Isotechnika Financial Statements, Isotechnika does not have any Liabilities of any nature (whether accrued, absolute, contingent or otherwise), or any obligation to issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other person required to be reflected or disclosed therein, except obligations incurred in the ordinary and usual course of business since December 31, 2012.

(x)	Other than Evans & Evans, Inc. in connection with the Fairness Opinion, there is no Person, firm or company acting or purporting to act for Isotechnika entitled to any brokerage or finders fees in connection with this Agreement or any of the transactions contemplated herein.

3.2	Representations and Warranties of Aurinia

Aurinia hereby represents and warrants to Isotechnika and ILJIN as follows, and hereby acknowledges that Isotechnika and ILJIN are relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement:

(a)	This Agreement has been duly executed and delivered by Aurinia and constitutes a legal, valid and binding obligation of Aurinia, enforceable against Aurinia in accordance with its terms, subject to applicable laws of bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally, and to general principles of equity.

(b)	Aurinia is duly incorporated and organized, and validly existing, under the laws of its jurisdiction of incorporation, Aurinia has all necessary corporate power, authority and capacity to execute and deliver this Agreement and to perform its covenants and obligations hereunder and Aurinia has taken all necessary corporate action to authorize the execution and delivery of this Agreement.

(c)	No proceedings have been taken or authorized by Aurinia, or, to its knowledge, by any other person, with respect to its bankruptcy, insolvency, liquidation, dissolution or winding up, or with respect to any amalgamation, merger, consolidation, arrangement or other reorganization of Aurinia, other than as contemplated by this Agreement.

(d)	There are no suits, claims, action or other proceedings pending or, to its knowledge, threatened, against Aurinia to prevent, or which, if successful, would prevent, the consummation of the Arrangement.

(e)	The authorized capital of Aurinia consists of an unlimited number of Aurinia Shares, one Class A common share, and an unlimited number of preferred shares. As of the date of this Agreement there are (i) 6,079,159 Aurinia Shares duly and validly issued and outstanding as fully paid and non-assessable shares of Aurinia; (ii) one Class A common share; and (iii) outstanding Aurinia Warrants providing for the issuance of 35,294 Aurinia Shares upon the exercise thereof.

(f)	The Aurinia Financial Statements: (a) present fairly in all material respects the financial position of Aurinia as of the dates thereof and the results of operations, cash flows and shareholders’ equity as of and for each of the periods then ended, and (b) were prepared in accordance with Canadian Accounting Standards for Private Enterprises applied on a consistent basis throughout the periods involved, in each case, except as otherwise indicated in the notes thereto.

(g)

Other than Aurinia Subsidiaries, Aurinia does not have any Subsidiaries, and does not own, possess or have the right to acquire any securities of any other corporate entity. The Aurinia Subsidiaries are duly organized and are validly existing under the Laws of their jurisdictions of incorporation. Aurinia beneficially owns, directly or indirectly, all of the issued and outstanding securities of the Aurinia Subsidiaries. All of the outstanding shares in the capital of the Aurinia Subsidiaries are: (i) validly issued, fully-paid and non-assessable and all such shares are owned free and clear of all Encumbrances of any kind or nature whatsoever; and (ii) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares.

(h)	All material financial transactions of Aurinia have been accurately recorded in the books and records of Aurinia for the periods noted therein and the Aurinia Financial Statements fairly present in all material respects the financial position and the affairs of Aurinia for the periods noted therein.

(i)	The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of and compliance with the terms and provisions hereof do not and will not (i) violate any provision of Law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Aurinia, (ii) breach, violate or conflict with any of the terms, conditions or provisions of the constating documents of Aurinia, or (iii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement, commitment or instrument to which Aurinia is a party or by which it is bound or to which its property is subject, or result in the cancellation, suspension or alteration in the terms of any licence, permit or authority held by Aurinia, or result in the creation of any lien, charge, security interest or encumbrance upon any of the assets or property of Aurinia or give to others any interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement or instrument.

(j)	All necessary material releases, waivers, consents and approvals, including all necessary approvals from the lessors of any leased assets and real property, any party to the Material Contracts and all relevant governmental authorities, required to be obtained by Aurinia to consummate the transactions set out in this Agreement have been received.

(k)	Since December 31, 2012, Aurinia has not:

(i)	transferred, assigned, sold or otherwise disposed of any of the assets shown or reflected in the Aurinia Financial Statements or cancelled any debts or claims except in each case in the ordinary and usual course of business;

(ii)	incurred or assumed any obligation or liability (fixed or contingent) over $20,000, except obligations and liabilities incurred in the ordinary and usual course of business;

(iii)	issued or sold any shares in its capital or any warrants, bonds, debentures or other corporate securities or issued, granted or delivered any right, option or other commitment for the issue of any such or other securities, except in each case in the ordinary and usual course of business;

(iv)	discharged or satisfied any encumbrances, or paid any obligation or liability (fixed or contingent), other than current liabilities or the current portion of long term liabilities disclosed in the Aurinia Financial Statements or current liabilities incurred since the date thereof in the ordinary and usual course of business;

(v)	declared, made, or committed itself to make any payment of any dividend or other distribution in respect of any of its shares other than in the usual course, nor has it purchased, redeemed, subdivided, consolidated, or reclassified any of its shares;

(vi)	entered into any material commitment or transaction not in the ordinary and usual course of business;

(vii)	mortgaged, pledged, subjected to any lien, granted an option or a security interest in respect of or otherwise encumbered any of its assets or property, whether real or personal and whether tangible or intangible except as disclosed in the Aurinia Financial Statements, or in the ordinary and usual course of business; or

(viii)	authorized or agreed or otherwise have become committed to do any of the foregoing.

(l)	Other than the Aurinia Warrants described above in Section 3.2(e) and the Class A common share, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued Aurinia Shares, common shares of the Aurinia Subsidiaries, or any other security convertible into or exchangeable for any such Aurinia Shares, common shares of the Aurinia Subsidiaries, or to require Aurinia or the Aurinia Subsidiaries, to purchase, redeem or otherwise acquire any of its issued and outstanding shares.

(m)	Aurinia has no shareholders’ rights plan or similar plan in effect.

(n)	Other than as set forth in the Aurinia Financial Statements, neither Aurinia nor any of the Aurinia Subsidiaries own, beneficially or otherwise, or have any right to acquire any material interests in, any properties, business or assets.

(o)	Neither Aurinia nor any of the Aurinia Subsidiaries is the subject of any international, foreign, federal, provincial, municipal or private action, suit, litigation, arbitration proceeding, governmental proceeding, investigation or claim.

(p)	No actions, suits, inquiries or proceedings are pending or are contemplated or threatened to which either Aurinia or any Aurinia Subsidiary is a party or to which the property of either Aurinia or any Aurinia Subsidiary is subject.

(q)	There are no judgments against Aurinia or any Aurinia Subsidiary, nor are there any consent decrees or injunctions to which either Aurinia or any Aurinia Subsidiary is subject.

(r)	Each of Aurinia and the Aurinia Subsidiaries has conducted and is conducting its business in material compliance with all applicable Laws of each jurisdiction in which its business is carried on and holds all material Authorizations required in order to enable its business to be carried on as now conducted or as proposed to be conducted, and all such Authorizations are valid and subsisting and in good standing and neither Aurinia nor the Aurinia Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Authorizations.

(s)	Since December 31, 2012, there have not been:

(i)	any changes in the condition or operations of the business, assets or financial affairs of Aurinia which could, individually or in the aggregate, have a Material Adverse Effect; or

(ii)	any damage, destruction or loss, labour trouble or other event, development or condition, of any character (whether or not covered by insurance) which is not generally known, which has or is reasonably likely to have a Material Adverse Effect.

(t)	Aurinia has filed all federal, provincial, territorial, municipal and local Tax returns which are required to be filed, or have requested extensions thereof, and has paid all Taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable.

(u)	There are no liens for Taxes on the properties or assets of Aurinia, there are no audits of any of the Tax returns of Aurinia which are known by Aurinia to be pending, and there are no claims which have been or may be asserted relating to any such Tax returns.

(v)	Other than as set forth in the Aurinia Financial Statements, no director, officer, employee or agent of Aurinia or any other insider of Aurinia, or any Affiliate or associate of any of them is a party to any loan, contract, arrangement or understanding or other transactions with Aurinia.

(w)	Policies of insurance in force as at the date hereof naming Aurinia as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Aurinia which, having regard to the nature of such risk and the relative costs of obtaining insurance, are customary in the case of entities engaged in the same or similar businesses to seek rather than to provide for self insurance and Aurinia has no reason to believe that it will not be able to renew such policies as and when such policies expire or to obtain similar policies from similar insurers.

(x)	Aurinia has good and marketable title to the assets in the Aurinia Financial Statements, free and clear of all encumbrances, except for as disclosed in the Aurinia Financial Statements or incurred in the ordinary and usual course of business since December 31, 2012.

(y)	Other than as disclosed to Isotechnika in writing, and except as reflected or disclosed in the Aurinia Financial Statements, Aurinia does not have any Liabilities of any nature (whether accrued, absolute, contingent or otherwise), or any obligation to issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other person required to be reflected or disclosed therein, except obligations incurred in the ordinary and usual course of business since December 31, 2012.

(z)	There is no Person, firm or company acting or purporting to act for Aurinia entitled to any brokerage or finders fees in connection with this Agreement or any of the transactions contemplated herein.

(aa)	There is no Registered IP.

(bb)	Schedule D sets forth a complete list of all Licensed IP, in each case with a description thereof as well as a description of the license agreements or arrangements (all of which are in good standing) relating to Aurinia’s use thereof. There is no Intellectual Property that is material to the business of Aurinia other than the Licensed IP set out in Schedule D.

(cc)	Aurinia is licensed to use the Licensed IP without payment of any royalty or fee except as set out in the agreements listed in Schedule D, and has not transferred, assigned, encumbered or granted any right, title or interest in the Licensed IP.

(dd)	To the knowledge of Aurinia:

(i)	None of Aurinia or the Aurinia Subsidiaries has received notice from any person of any claim or any intention to commence any legal proceeding with respect to infringement, adverse ownership, invalidity, misappropriation or misuse regarding any of the Licensed IP or challenging the right of Aurinia or the Aurinia Subsidiaries to use the Licensed IP or any of the products or services of Aurinia or the Aurinia Subsidiaries;

(ii)	None of Aurinia or the Aurinia Subsidiaries have commenced or intend to commence any claim or legal proceeding challenging the Intellectual Property rights of any other person;

(iii)	None of the operation, conduct and maintenance of the businesses of Aurinia or the Aurinia Subsidiaries as they are currently, and have historically been operated, conducted and maintained, nor the use by Aurinia or the Aurinia Subsidiaries of the Licensed IP, misappropriates, infringes, misuses or violates any (a) registered Intellectual Property rights of any third party, or (b) any obligation of confidentiality to any other person; and

(iv)	There are no restrictions on the ability of Aurinia or the Aurinia Subsidiaries to use and exploit all rights in the Licensed IP, except as set out in the agreements listed in Schedule D, and none of the rights of Aurinia in the Licensed IP will be impaired or adversely affected in any way by the transaction contemplated by this Agreement.

3.3	Representations and Warranties of ILJIN

ILJIN hereby represents and warrants to Isotechnika and Aurinia as follows, and hereby acknowledges that Isotechnika and Aurinia are relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement:

(a)	This Agreement has been duly executed and delivered by ILJIN and constitutes a legal, valid and binding obligation of ILJIN, enforceable against ILJIN in accordance with its terms, subject to applicable laws of bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally, and to general principles of equity.

(b)	ILJIN is duly incorporated and organized, and validly existing, under the laws of its jurisdiction of incorporation, ILJIN has all necessary corporate power, authority and capacity to execute and deliver this Agreement and to perform its covenants and obligations hereunder and ILJIN has taken all necessary corporate action to authorize the execution and delivery of this Agreement.

(c)	No proceedings have been taken or authorized by ILJIN, or, to its knowledge, by any other person, with respect to its bankruptcy, insolvency, liquidation, dissolution or winding up, or with respect to any amalgamation, merger, consolidation, arrangement or other reorganization of Isotechnika or Aurinia, other than as contemplated by this Agreement.

(d)	There are no suits, claims, action or other proceedings pending or, to its knowledge, threatened, against ILJIN to prevent, or which, if successful, would prevent, the consummation of the Arrangement.

3.4	Survival of Representations and Warranties

The representations and warranties of Aurinia, Isotechnika and ILJIN contained herein will survive the execution and delivery of this Agreement and will terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time.

ARTICLE 4

COVENANTS

4.1	Covenants of Isotechnika Regarding the Arrangement

Subject to the terms of this Agreement, Isotechnika will perform all obligations required to be performed by Isotechnika under this Agreement, co-operate with Aurinia and ILJIN in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and the Plan of Arrangement and, without limiting the generality of the foregoing, Isotechnika will:

(a)	in a timely and expeditious manner, take all such actions and do all such acts and things as are specified in the Plan of Arrangement and the Court Order to be taken or done by Isotechnika;

(b)	apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to Isotechnika required in connection with this Agreement, the Arrangement or any of the other transactions contemplated herein, and, in doing so, keep Aurinia and ILJIN fully informed as to the status of the proceedings related to obtaining the Regulatory Approvals;

(c)	use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained from, and to deliver all notices required to be delivered to, other parties to any of its Material Contracts in connection with this Agreement, the Arrangement or any of the other transactions contemplated herein;

(d)	apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the Exchange of the Consideration Shares and Underlying Shares, subject only to satisfaction by Isotechnika of customary listing conditions of the Exchange (“Exchange Approval”);

(e)	use commercially reasonable efforts to comply promptly with all requirements imposed by applicable Law with respect to the Arrangement and any other transactions contemplated herein;

(f)	not knowingly take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which is or could reasonably be expected to impede or delay the completion of the transactions contemplated under this Agreement except as specifically permitted by this Agreement;

(g)	defend all lawsuits or other legal, regulatory or other proceedings against Isotechnika challenging or affecting this Agreement or the consummation of the Arrangement or any of the other transactions contemplated hereby. Isotechnika will also provide to Aurinia’s and ILJIN’s legal counsel on a timely basis copies of any notice of appearance or other documents served on Isotechnika in respect of such lawsuit or proceeding. In addition, Isotechnika will not object to legal counsel to Aurinia and ILJIN seeking leave or standing to make such submissions in connection with such lawsuit or proceeding as such counsel considers appropriate, provided, however, that such submissions are consistent with this Agreement and the Arrangement;

(h)	use commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order or decree seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement or any of the other transactions contemplated hereby; and

(i)	use commercially reasonable efforts to fulfil, and cause to be fulfilled, all conditions to closing contained in this Agreement that are within Isotechnika’s power and satisfy all provisions of this Agreement and the Arrangement applicable to Isotechnika.

4.2	Covenants of Aurinia Regarding the Arrangement

Subject to the terms of this Agreement, Aurinia will perform all obligations required to be performed by Aurinia under this Agreement, co-operate with Isotechnika and ILJIN in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and the Plan of Arrangement and, without limiting the generality of the foregoing, Aurinia will:

(a)	as soon as practicable but in any event no later than August 22, 2013, file, proceed with and diligently pursue an application to the Court for the Court Order;

(b)	in a timely and expeditious manner, take all such actions and do all such acts and things as are specified in the Plan of Arrangement and the Court Order to be taken or done by Aurinia;

(c)	apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to Aurinia required in connection with this Agreement, the Arrangement or any of the other transactions contemplated herein, and, in doing so, keep Isotechnika and ILJIN fully informed as to the status of the proceedings related to obtaining the Regulatory Approvals;

(d)	use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained from, and to deliver all notices required to be delivered to, other parties to any of its Material Contracts in connection with this Agreement, the Arrangement or any of the other transactions contemplated herein;

(e)	use commercially reasonable efforts to comply promptly with all requirements imposed by applicable Law with respect to the Arrangement and any other transactions contemplated herein;

(f)	not knowingly take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which is or could reasonably be expected to impede or delay the completion of the transactions contemplated under this Agreement except as specifically permitted by this Agreement;

(g)	defend all lawsuits or other legal, regulatory or other proceedings against Aurinia challenging or affecting this Agreement or the consummation of the Arrangement or any of the other transactions contemplated hereby. Aurinia will also provide to Isotechnika’s and ILJIN’s legal counsel on a timely basis copies of any response to petition or other documents served on Aurinia in respect of such lawsuit or proceeding. In addition, Aurinia will not object to legal counsel to Isotechnika and ILJIN seeking leave or standing to make such submissions in connection with such lawsuit or proceeding as such counsel considers appropriate, provided, however, that such submissions are consistent with this Agreement and the Arrangement;

(h)	use commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order or decree seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement or any of the other transactions contemplated hereby; and

(i)	use commercially reasonable efforts to fulfil, and cause to be fulfilled, all conditions to closing contained in this Agreement that are within Aurinia’s power and satisfy all provisions of this Agreement and the Arrangement applicable to Aurinia.

4.3	Covenants of ILJIN Regarding the Arrangement

Subject to the terms of this Agreement, ILJIN will perform all obligations required to be performed by Aurinia and Isotechnika under this Agreement, co-operate with Aurinia and Isotechnika in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and the Plan of Arrangement and, without limiting the generality of the foregoing, ILJIN will:

(a)	in a timely and expeditious manner, take all such actions and do all such acts and things as are specified in the Plan of Arrangement and the Court Order to be taken or done by ILJIN;

(b)	apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to ILJIN required in connection with this Agreement, the Arrangement or any of the other transactions contemplated herein, and, in doing so, keep Aurinia and Isotechnika fully informed as to the status of the proceedings related to obtaining the Regulatory Approvals;

(c)	use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained from, and to deliver all notices required to be delivered to, other parties to any of its Material Contracts in connection with this Agreement, the Arrangement or any of the other transactions contemplated herein;

(d)	use commercially reasonable efforts to comply promptly with all requirements imposed by applicable Law with respect to the Arrangement and any other transactions contemplated herein;

(e)	not knowingly take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which is or could reasonably be expected to impede or delay the completion of the transactions contemplated under this Agreement except as specifically permitted by this Agreement;

(f)	defend all lawsuits or other legal, regulatory or other proceedings against ILJIN challenging or affecting this Agreement or the consummation of the Arrangement or any of the other transactions contemplated hereby. ILJIN will also provide to Aurinia’s and Isotechnika’s legal counsel on a timely basis copies of any notice of appearance or other documents served on ILJIN in respect of such lawsuit or proceeding. In addition, ILJIN will not object to legal counsel to Aurinia and Isotechnika seeking leave or standing to make such submissions in connection with such lawsuit or proceeding as such counsel considers appropriate, provided, however, that such submissions are consistent with this Agreement and the Arrangement;

(g)	use commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order or decree seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement or any of the other transactions contemplated hereby; and

(h)	use commercially reasonable efforts to fulfil, and cause to be fulfilled, all conditions to closing contained in this Agreement that are within ILJIN’s power and satisfy all provisions of this Agreement and the Arrangement applicable to ILJIN.

4.4	Access to Information

Subject to applicable Law, upon reasonable notice, each Party will afford the other Party and its Representatives access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, as the other Party may reasonably request.

4.5	Privacy Matters

Each Party will comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about identifiable individuals in connection with the transactions contemplated hereby (the “Transaction Personal Information”). No Party will disclose Transaction Personal Information originally collected by the other Parties to any Person other than to its Representatives who are evaluating and advising on the transactions contemplated by this Agreement.

The Parties will protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure and will cause their Representatives to observe the terms of this Section 4.5 and to protect and safeguard all Transaction Personal Information in their possession. If this Agreement will be terminated, each Party will forthwith stop using the other Party’s Transaction Personal Information and promptly deliver to the other Party’s Transaction Personal Information originally collected from such other Party in its possession or in the possession of any of its Representatives, including all copies, reproductions, summaries or extracts thereof, except for electronic backup copies made automatically in accordance with the usual backup procedures of the Party returning such Transaction Personal Information.

4.6	Indemnification of Aurinia Directors and Officers

(a)	Isotechnika and Aurinia agree that all rights to indemnification for acts or omissions occurring prior to or at the Effective Time existing as of the date of this Agreement in favour of the present and former directors and officers of Aurinia or of any of the Aurinia Subsidiaries (each such present or former director or officer of Aurinia or of any of the Aurinia Subsidiaries being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided in its constating documents or in written contracts in effect on the date of this Agreement (including all provisions relating to advances for the funding of costs and expenses in connection with indemnification arrangements) shall survive the completion of the Arrangement and shall continue in full force and effect and without modification until the sixth anniversary of the date of this Agreement, and Isotechnika will cause Aurinia and the Aurinia Subsidiaries (including any successors thereto), to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring at or prior to the Effective Time.

(b)	Proper provision shall be made so that such successors and assigns of Aurinia or, at Isotechnika’s option, Isotechnika, shall assume the obligations set forth in this Section.

(c)	Isotechnika will ensure that the constating documents of Aurinia and any successor to Aurinia and the constating documents of the Aurinia Subsidiaries (or any successor to any the Aurinia Subsidiaries), will contain provisions with respect to indemnification now set forth in the constating documents of Aurinia and the Aurinia Subsidiaries (or equivalent provisions), as the case may be, such that all rights to indemnification existing in favour of the Indemnified Parties as provided in the constating documents of Aurinia and of the Aurinia Subsidiaries, or equivalent provisions, will survive and continue in full force and effect and without modification, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time in accordance with the terms of such constating documents, or equivalent provisions, as at the Effective Time.

ARTICLE 5

CONDITIONS

5.1	Conditions Precedent

The respective obligations of each of the Parties to complete the Arrangement and any transactions otherwise contemplated hereby will be subject to the fulfillment, or waiver in writing, by each of Aurinia, Isotechnika and ILJIN, of each of the following conditions:

(a)	the Aurinia Shareholders’ Resolution will have been unanimously approved by the Aurinia Shareholders;

(b)	at the Isotechnika Meeting, the Isotechnika Shareholders’ Resolution will have been approved by the Isotechnika Shareholders in accordance with the requirements of all applicable Laws (including, for greater certainty, requirements regarding approval thresholds for the Isotechnika Shareholders’ Resolution);

(c)	the Court Order shall have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to the Parties hereto, acting reasonably, on appeal or otherwise;

(d)	the Exchange Approval will have been obtained;

(e)	no action, suit or proceeding, will be pending or threatened by any Governmental Entity or other Person, in each case having a reasonable likelihood of success, and no applicable Law or Authorization will be in effect, which:

(i)	makes the consummation of the Arrangement illegal or otherwise enjoins or prohibits the Arrangement or any transactions otherwise contemplated hereby;

(ii)	renders this Agreement unenforceable in any way or frustrates the purpose and intent hereof or thereof; or

(iii)	has had or would be reasonably expected to have a Material Adverse Effect on any Party;

(f)	the Regulatory Approvals, if any, will have been obtained on terms and conditions satisfactory to Aurinia and Isotechnika and ILJIN, in each case acting reasonably; and

(g)	this Agreement will not have been terminated pursuant to Article 6.

5.2	Additional Conditions Precedent to the Obligations of Isotechnika

The obligations of Isotechnika to complete the transactions contemplated by this Agreement will also be subject to the satisfaction, prior to the Effective Time of each of the following conditions precedent (each of which is for the exclusive benefit of Isotechnika and may be waived by Isotechnika and any one or more of which, if not satisfied or waived, will relieve Isotechnika of any obligation under this Agreement):

(a)	all covenants of Aurinia and ILJIN under this Agreement to be performed on or before the Effective Date will have been duly performed by Aurinia and ILJIN, as applicable, in all material respects and Isotechnika will have received a certificate from each of Aurinia and ILJIN addressed to Isotechnika and dated the Effective Date, signed, without personal liability, on behalf of Aurinia and ILJIN, respectively, confirming the same as at the Effective Date;

(b)

all representations and warranties of Aurinia and ILJIN under this Agreement will be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), except in the case of the representations and warranties of Aurinia, where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result, or would not reasonably be expected to result, in a Material Adverse Change in respect of Aurinia and would not, or would not reasonably be expected to, materially delay completion of the Arrangement and the transactions otherwise contemplated hereby, and Isotechnika will have received a certificate from each of Aurinia and ILJIN addressed to Isotechnika and dated the Effective Date, signed, without personal liability, on behalf of Aurinia and ILJIN, respectively, confirming the same as at the Effective Date;

(c)	the respective boards of directors of each of Aurinia and ILJIN will have adopted all necessary resolutions, and all other necessary corporate action will have been taken by each of Aurinia and ILJIN, to permit the consummation of the Arrangement and any transactions otherwise contemplated hereby;

(d)	all consents, waivers, and approvals required to be obtained by Aurinia and ILJIN from a counter-party to a Material Contract of Aurinia or ILJIN, as applicable, required in connection with, or to permit the consummation of, the Arrangement or any transaction otherwise contemplated hereby, will have been obtained on terms and conditions satisfactory to Isotechnika acting reasonably; and

(e)	since the date hereof, there will not have occurred a Material Adverse Change relating to Aurinia.

Isotechnika may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by it with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Isotechnika in complying with its obligations hereunder.

5.3	Additional Conditions Precedent to the Obligations of Aurinia

The obligations of Aurinia to complete the transactions contemplated by this Agreement will also be subject to the satisfaction, prior to the Effective Time, of each of the following conditions precedent (each of which is for the exclusive benefit of Aurinia and may be waived by Aurinia and any one or more of which, if not satisfied or waived, will relieve Aurinia of any obligation under this Agreement):

(a)	all covenants of Isotechnika and ILJIN under this Agreement to be performed on or before the Effective Date will have been duly performed by Isotechnika and ILJIN, as applicable, in all material respects and Aurinia will have received a certificate from each of Isotechnika and ILJIN addressed to Aurinia and dated the Effective Date, signed, without personal liability, on behalf of Isotechnika and ILJIN, respectively, confirming the same as at the Effective Date;

(b)

all representations and warranties of Isotechnika and ILJIN under this Agreement will be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), except in the case of the representations and warranties of Isotechnika, where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result, or would not reasonably be expected to result, in a Material Adverse Change in respect of Isotechnika and would not, or would not reasonably be expected to, materially delay completion of the Arrangement and the transactions otherwise contemplated hereby, and Aurinia will have received a certificate from each of

Isotechnika and ILJIN addressed to Aurinia and dated the Effective Date, signed, without personal liability, on behalf of Isotechnika and ILJIN, respectively, confirming the same as at the Effective Date;

(c)	the respective boards of directors of each of Isotechnika and ILJIN will have adopted all necessary resolutions, and all other necessary corporate action will have been taken by Isotechnika and ILJIN, to permit the consummation of the Arrangement and any transactions otherwise contemplated hereby;

(d)	all consents, waivers, and approvals required to be obtained by Isotechnika and ILJIN from a counter-party to a Material Contract of Isotechnika or ILJIN, as applicable, required in connection with, or to permit the consummation of, the Arrangement or any transaction otherwise contemplated hereby, will have been obtained on terms and conditions satisfactory to Aurinia acting reasonably;

(e)	since the date hereof, there will not have occurred a Material Adverse Change relating to Isotechnika; and

(f)	there will not be in force or threatened any order or decree of any Governmental Entity or other Person that has the effect of ceasing or restricting trading in the Isotechnika Shares.

Aurinia may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by it with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Aurinia in complying with its obligations hereunder.

5.4	Additional Conditions Precedent to the Obligations of ILJIN

The obligations of ILJIN to complete the transactions contemplated by this Agreement will also be subject to the satisfaction, prior to the Effective Time, of each of the following conditions precedent (each of which is for the exclusive benefit of ILJIN and may be waived by ILJIN and any one or more of which, if not satisfied or waived, will relieve ILJIN of any obligation under this Agreement):

(a)	all covenants of Isotechnika and Aurinia under this Agreement to be performed on or before the Effective Date will have been duly performed by Isotechnika and Aurinia, as applicable, in all material respects and ILJIN will have received a certificate from each of Isotechnika and Aurinia addressed to ILJIN and dated the Effective Date, signed, without personal liability, on behalf of Isotechnika and Aurinia, respectively, confirming the same as at the Effective Date;

(b)	all representations and warranties of Isotechnika and Aurinia under this Agreement will be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result, or would not reasonably be expected to result, in a Material Adverse Change in respect of Isotechnika or Aurinia, as applicable, and would not, or would not reasonably be expected to, materially delay completion of the Arrangement and the transactions otherwise contemplated hereby, and ILJIN will have received a certificate from each of Isotechnika and Aurinia addressed to ILJIN and dated the Effective Date, signed, without personal liability, on behalf of Isotechnika and Aurinia, respectively, confirming the same as at the Effective Date;

(c)	the respective boards of directors of each of Isotechnika and Aurinia will have adopted all necessary resolutions, and all other necessary corporate action will have been taken by Isotechnika and Aurinia, to permit the consummation of the Arrangement and any transactions otherwise contemplated hereby;

(d)	all consents, waivers, and approvals required to be obtained by Isotechnika and Aurinia from a counter-party to a Material Contract of Isotechnika or Aurinia, as applicable, required in connection with, or to permit the consummation of, the Arrangement or any transaction otherwise contemplated hereby, will have been obtained on terms and conditions satisfactory to ILJIN acting reasonably;

(e)	since the date hereof, there will not have occurred a Material Adverse Change relating to Isotechnika or Aurinia; and

(f)	there will not be in force or threatened any order or decree of any Governmental Entity or other Person that has the effect of ceasing or restricting trading in the Isotechnika Shares.

ILJIN may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by it with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by ILJIN in complying with its obligations hereunder.

5.5	Notice Provisions

Each of Aurinia, Isotechnika and ILJIN will give prompt notice to the other of the occurrence, or failure to occur, at any time until the earlier of the Effective Time or the time that this Agreement is terminated in accordance with its terms, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of it contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date; or

(b)	result in the failure in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it prior to the Effective Date.

5.6	Satisfaction of Conditions

The conditions precedent set out in Sections 5.1, 5.2, 5.3 and 5.4 will be conclusively deemed to have been satisfied, waived or released when the Arrangement has been effected in accordance with the terms and conditions of this Agreement.

5.7	Closing and Corollary Matters

Subject to the satisfaction or waiver of the conditions, the closing of the transactions contemplated herein shall take place on the Effective Date in Vancouver, British Columbia at such place as may be agreed to by the Parties.

ARTICLE 6

TERM, TERMINATION, AMENDMENT AND WAIVER

6.1	Term

This Agreement will be effective from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms.

6.2	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of the Aurinia Shareholders’ Resolution or Isotechnika Shareholders’ Resolution, as applicable):

(i)	by written agreement of the Parties;

(ii)	by any of the Parties, if:

(A)	the Effective Time will not have occurred on or before the Termination Date, except that the right to terminate this Agreement under this Subsection 6.2(a)(ii)(A) will not be available to any Party whose failure to perform any of its covenants or agreements or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Termination Date;

(B)	after the date hereof, there will be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins the Parties from consummating the Arrangement and such applicable Law or enjoinment will have become final and non-appealable;

(C)	approval of the Aurinia Shareholders’ Resolution will not have been obtained; or

(D)	approval of the Isotechnika Shareholders’ Resolution will not have been obtained at the Isotechnika Meeting;

(iii)	by Aurinia, if:

(A)	prior to the Effective Time, the board of directors of Isotechnika fails to recommend, or withdraws, amends, modifies or qualifies, in a manner adverse to Aurinia its recommendation of the Isotechnika Shareholders’ Resolution within three business days (and in any case prior to the Isotechnika Meeting), after having been requested in writing by Aurinia to do so;

(B)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Isotechnika set forth in this Agreement will have occurred that would cause the conditions set forth in Section 5.1 or Section 5.3 not to be satisfied, and such conditions are incapable of being satisfied by the Termination Date, as reasonably determined by Aurinia; provided, however, that Aurinia is not then in breach of this Agreement so as to cause any condition in Section 5.1 or Section 5.2 not to be satisfied; or

(iv)	by Isotechnika, if:

(A)	prior to the Effective Time, the board of directors of Aurinia fails to recommend, or withdraws, amends, modifies or qualifies, in a manner adverse to Isotechnika its recommendation of the Aurinia Shareholders’ Resolution within three business days, after having been requested in writing by Isotechnika to do so;

(B)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Aurinia set forth in this Agreement will have occurred that would cause the conditions set forth in Section 5.1 or Section 5.2 not to be satisfied, and such conditions are incapable of being satisfied by the Termination Date as reasonably determined by Isotechnika; provided, however, that Isotechnika is not then in breach of this Agreement so as to cause any condition in Section 5.1 or Section 5.3 not to be satisfied.

(b)	The Party desiring to terminate this Agreement pursuant to this Section 6.2 (other than pursuant to Subsection 6.2(a)(i) will give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)	If this Agreement is terminated pursuant to this Section 6.2, this Agreement will become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of this Section 6.2, and Sections 6.3, 7.1 and 7.4, and all related definitions set forth in Section 1.1, will survive any termination hereof pursuant to this Section 6.2.

6.3	Fees

In the event that this Agreement is terminated pursuant to Section 6.2, no fees, expenses or other payments will be payable by any Party to the others.

6.4	Amendment

This Agreement may, at any time and from time to time but not later than the Effective Time, be amended by written agreement of the Parties, without further notice to or authorization on the part of the Aurinia Shareholders or Isotechnika Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions precedent herein contained;

provided that this Agreement and the Plan of Arrangement may be amended in accordance with the Court Order, but in the event that the terms of the Court Order require any such amendment, the rights of the Parties under Sections 5.1, 5.2, 5.3, and Article 6 hereof shall remain unaffected.

ARTICLE 7

GENERAL MATTERS

7.1	Notices

All notices and other communications given or made pursuant to this Agreement will be in writing and will be deemed to have been duly given and received on the day it is delivered, provided, however, that it is delivered on a business day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a business day then the notice will be deemed to have been given and received on the next business day. Notice will be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by facsimile or email to the Parties at the following addresses (or at such other addresses as will be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Aurinia:

Aurinia Pharmaceuticals Inc. #1203 – 4464 Markham Street Victoria, British Columbia

Attention:	Chief Executive Officer
Fax No.:	(250) 744-2498
Email:	rglickman@shaw.ca

with a copy (which will not constitute notice) to:

Farris, Vaughan, Wills & Murphy LLP 2500 – 700 West Georgia Street Vancouver, British Columbia V7Y 1B3

Attention:	Hector MacKay-Dunn, Q.C.
Facsimile:	(604) 661-9349
Email:	hmackay-dunn@farris.com

(b)	if to Isotechnika:

Isotechnika Pharma Inc. 5120 – 75 Street Edmonton, Alberta

Attention:	Chief Executive Officer
Fax No.:	(780) 484-4105
Email:	rfoster@isotechnika.com

with a copy (which will not constitute notice) to:

Borden Ladner Gervais LLP 1200 – 200 Burrard Street Vancouver, British Columbia V7X 1T2

Attention:	Kent D. Kufeldt
Facsimile:	(604) 640-4195
Email:	kkufeldt@blg.com

(c)	if to ILJIN:

ILJIN Life Science Co. Ltd. ILJIN Building, 50-1 Dowha-Dong Mapo-Gu, Seoul, Korea

Attention:	Chief Executive Officer
Fax No.:	82-2-707-9160
Email:	hekim@iljin.co.kr or daniel@iljin.co.kr

7.2	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

7.3	Assignment

None of the Parties hereto may assign this Agreement or any of its rights hereunder or under the Arrangement without the prior written consent of the other Parties, which consent may be withheld without reason.

7.4	Governing Law

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia (except with regard to the conflicts and choice of laws principles thereof) and the federal laws of Canada applicable therein, and will be treated in all respects as a British Columbia contract.

7.5	Dispute Resolution

Each party hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia (and, if necessary, the Supreme Court of Canada) in respect of all matters arising under or in relation to this Agreement and agrees not to commence any action, suit or proceeding relating thereto except in such courts.

7.6	Binding Effect on Parties

This Agreement and the Arrangement will be binding upon and will enure to the benefit of each of the Parties hereto and their respective successors and permitted assigns.

7.7	Waivers

No waiver of any nature, in any one or more instances, will be deemed or construed as a further or continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

7.8	Further Assurances

The Parties hereby agree that each will promptly furnish to the others any further documents and take or cause to be taken any further action as may reasonably be required in order to give effect to this Agreement and the Arrangement. The Parties hereto each agree to execute and deliver any instruments and documents as the other Parties hereto may reasonably require in order to carry out the intent of this Agreement.

7.9	Time of Essence

Time is of the essence of this Agreement.

7.10	Expenses

Each Party agrees that it will bear its own costs and expenses incurred in connection with the transactions contemplated in this Agreement and completing the Arrangement.

7.11	Counterparts

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument. The Parties will be entitled to rely upon delivery of an executed facsimile, pdf (via electronic mail) or similar executed electronic copy of this Agreement, and such facsimile, pdf (via electronic mail) or similar executed electronic copy will be legally effective to create a valid and binding agreement between the Parties.

[Signature Page Follows]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ISOTECHNIKA PHARMA INC.

By:	(signed) “Robert Foster”
Authorized Signatory

AURINIA PHARMACEUTICALS INC.

By:	(signed) “Michael Martin”
Authorized Signatory

ILJIN LIFE SCIENCE CO. LTD.

By:	(signed) “Daniel Park”
Authorized Signatory

SCHEDULE A

PLAN OF ARRANGEMENT

(See attached)

A-1

SCHEDULE A

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them in the Arrangement Agreement and the terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means the arrangement of Aurinia pursuant to Part 9, Division 5 of the BCBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court in the Court Order;

“Arrangement Agreement” means the arrangement agreement dated as of August 6, 2013 among Isotechnika, Aurinia and ILJIN, as amended, amended and restated or supplemented prior to the Effective Date;

“Aurinia” means Aurinia Pharmaceuticals Inc., a corporation formed and currently existing under the Business Corporations Act (British Columbia) and having its principal office at #1203-4464 Markham Street, Victoria, British Columbia, Canada;

“Aurinia Letter of Transmittal” means the letter of transmittal to be forwarded by Aurinia to Aurinia Shareholders or such other equivalent form of letter of transmittal acceptable to Isotechnika acting reasonably;

“Aurinia Shareholders” means the registered holders of Aurinia Shares;

“Aurinia Shares” means the common shares in the capital of Aurinia;

“Aurinia Warrantholders” means the holders of Aurinia Warrants;

“Aurinia Warrants” means the outstanding share purchase warrants of Aurinia, with each such Aurinia Warrant being exercisable to purchase one Aurinia Share at a price of $0.85 and expiring on December 31, 2018;

“BCBCA” means the Business Corporations Act (British Columbia);

“business day” means any day other than a Saturday, Sunday or a day when commercial banks are not open for business in Vancouver, British Columbia or Edmonton, Alberta;

“Court” means the Supreme Court of British Columbia;

“Court Order” means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by Aurinia and Isotechnika for the purpose of, among other things, exchanging certificates representing Aurinia Shares for certificates representing Isotechnika Shares in connection with the Arrangement;

“Effective Date” means the second business day after the date upon which the Parties have confirmed in writing (such confirmation not to be unreasonably withheld or delayed) that all conditions to the completion of the Arrangement have been satisfied or waived in accordance with Article 5 of the Arrangement Agreement and all documents and instruments required under the Arrangement Agreement, this Plan of Arrangement or the Court Order have been delivered;

“Effective Time” means 12:01 a.m. (Pacific Standard Time) on the Effective Date;

“Encumbrance” means, with respect to any property or asset, any mortgage, pledge, assignment, hypothec, charge, lien, security interest, adverse right or claim, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Final Proscription Date” shall have the meaning ascribed thereto in Section 4.4 of this Plan of Arrangement;

“Former Aurinia Shareholder” means, at and following the Effective Time, a person who, immediately prior to the Effective Time, was a registered holder of Aurinia Shares;

“ILJIN” means Iljin Life Science Co. Ltd., a corporation formed and existing under the laws of the Republic of Korea and having its principal office at ILJIN Building, 50-1 Dowha-Dong, Mapu-Gu, Seoul, Korea;

“Isotechnika” means Isotechnika Pharma Inc., a corporation formed and existing under the Business Corporations Act (Alberta) and having its principal office at 5120-75th Street, Edmonton, Alberta, Canada;

“Isotechnika Meeting” means the meeting of Isotechnika Shareholders to be held to consider the Isotechnika Shareholders’ Resolution and related matters, and any adjournment thereof;

“Isotechnika Shareholders” means the registered holders of Isotechnika Shares;

“Isotechnika Shares” means the common shares in the capital of Isotechnika;

“Parties” means Aurinia, Isotechnika and ILJIN, and “Party” means any one of them;

“Replacement Warrant” means a share purchase warrant entitling the holder to purchase shares in the capital of Isotechnika;

“Warrant Exchange Ratio” means the exchange of 19.82974808 Replacement Warrants for each Aurinia Warrant; and

“Withholding Obligations” has the meaning ascribed thereto in Section 4.3 of this Plan of Arrangement.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

For the purposes of this Agreement, except as otherwise expressly provided:

(a)	“this Plan of Arrangement” means this Plan of Arrangement, including the recitals and Appendices hereto, and not any particular Article, Section, Subsection or other subdivision, recital or Schedule hereof;

(b)	the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection, or other subdivision, recital or Schedule hereof;

(c)	all references in this Plan of Arrangement to a designated “Article”, “Section” or other subdivision, recital or “Schedule” hereof are references to the designated Article, Section, Subsection or other subdivision, recital or Schedule to, this Plan of Arrangement;

(d)	the division of this Plan of Arrangement into Articles, Sections and other subdivisions, recitals or Schedules and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Plan of Arrangement or any provisions hereof;

(e)	a reference to a statute in this Plan of Arrangement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments;

(f)	the word “or” is not exclusive;

(g)	the word “including” is not limiting, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto; and

(h)	all references to “approval”, “authorization” or “consent” in this Plan of Arrangement means written approval, authorization or consent.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

1.7	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein unless otherwise stated.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement shall be binding on:

(a)	Aurinia;

(b)	all Aurinia Shareholders;

(c)	all Aurinia Warrantholders;

(d)	the registrar and transfer agent in respect of the Aurinia Shares;

(e)	Isotechnika;

(f)	the registrar and transfer agent in respect of the Isotechnika Shares; and

(g)	ILJIN.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur, in the following order, without any further act or formality required on the part of any person:

(a)	each outstanding Aurinia Warrant which is outstanding and has not been exercised immediately prior to the Effective Time, will be exchanged for a Replacement Warrant to purchase from Isotechnika the number of Isotechnika Shares (rounded down to the nearest whole share) equal to the product of: (i) the Warrant Exchange Ratio multiplied by (ii) the number of Aurinia Shares that such Aurinia Warrant is convertible into immediately prior to the Effective Time. Such Replacement Warrant will provide for an exercise price per Isotechnika Share (rounded down to the nearest whole cent) equal to the quotient of: (x) the exercise price per Aurinia Share, as the case may be, otherwise purchasable pursuant to such Aurinia Warrants immediately prior to the Effective Time; divided by (y) the Warrant Exchange Ratio. The terms and conditions of a Replacement Warrant including the term to expiry, conditions to and manner of exercising, shall be the same as the Aurinia Warrant for which it was exchanged. With respect to each Aurinia Warrant, the holder thereof will cease to be the holder of such Aurinia Warrant, and will cease to have any rights as a holder and such holder’s name will be removed from the register of Aurinia Warrants;

(b)	1,342,197 Aurinia Shares shall be issued from treasury to ILJIN, which shares shall be issued as duly paid and non-assessable shares in the capital of Aurinia;

(c)	the one outstanding Class A common share of Aurinia shall be converted into 1,862,998 Aurinia Shares, which shares shall be issued from treasury to the holder of the Class A common share of Aurinia as duly paid and non-assessable shares in the capital of Aurinia;

(d)	All Aurinia Shares registered in the name of Isotechnika immediately before the Effective Time shall be transferred to, and registered in the name of, ILJIN;

(e)	84,714,606 Isotechnika Shares shall be issued from treasury to ILJIN, which shares shall be issued as duly paid and non-assessable shares in the capital of Isotechnika;

(f)	each outstanding Aurinia Share shall be transferred without any further act or formality by the holder thereof to Isotechnika in exchange for 19.82974808 Isotechnika Shares, which shares which shares shall be issued from treasury to the holder of such Aurinia Share, as duly paid and non-assessable shares in the capital of Isotechnika; and

(g)	the names of the holders of the Aurinia Shares shall be removed from the register of Aurinia Shares and Isotechnika shall be recorded as the holder of all of the Aurinia Shares and shall be deemed to be the legal and beneficial owner thereto.

3.2	Post-Effective Time Procedures

(a)	As soon as practicable following the Effective Time, Isotechnika shall deliver or arrange to be delivered to the Depositary the certificates representing the Isotechnika Shares required to be issued to Former Aurinia Shareholders in accordance with the provisions of Subsection 3.1(f) hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Aurinia Shareholders for distribution to such Former Aurinia Shareholders in accordance with the provisions of Article 4 hereof.

(b)	Subject to the provisions of Article 4 hereof, and upon return of a properly completed Aurinia Letter of Transmittal by a registered Former Aurinia Shareholder, together with certificates representing Aurinia Shares and such other documents as the Depositary may require, Former Aurinia Shareholders shall be entitled to receive delivery of the certificates representing the Isotechnika Shares to which they are entitled pursuant to Subsection 3.1(f) hereof.

(c)	As soon as practicable following the Effective Time, Isotechnika shall deliver or arrange to be delivered to ILJIN the certificates representing the Isotechnika Shares required to be issued to ILJIN in accordance with the provisions of Subsections 3.1(e) and 3.1(f) hereof, subject to the receipt by Isotechnika of such documentation as Isotechnika may reasonably require in connection with the delivery of such certificates.

3.3	No Fractional Isotechnika Shares

Following the Effective Time, if the aggregate number of Isotechnika Shares to which a Former Aurinia Shareholder would otherwise be entitled would include a fractional share, then the number of Isotechnika Shares that such Former Aurinia Shareholder is entitled to receive shall be rounded down to the next whole number and no Former Aurinia Shareholder will be entitled to any compensation in respect of such fractional Isotechnika Share.

ARTICLE 4

DELIVERY OF ISOTECHNIKA SHARE CERTIFICATES

4.1	Delivery of Isotechnika Share Certificates

(a)	Subject to Section 4.4 of this Plan of Arrangement, as soon as practicable following the later of the Effective Time and the date of surrender to the Depositary for cancellation of a certificate (if any) that immediately before the Effective Time represented one or more outstanding Aurinia Shares to be converted into Isotechnika Shares in accordance with Section 3.1(f) of this Plan of Arrangement, together with such other documents and instruments contemplated by the Aurinia Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require and after Isotechnicka has deposited the certificates representing the Isotechnika Shares payable and issuable, the holder of such surrendered certificate shall be entitled to receive, and the Depositary shall, and Aurinia and Isotechnika shall cause the Depositary to:

(i)	forward or cause to be forwarded by first class mail (postage prepaid) to the Former Aurinia Shareholder at the address specified in the Aurinia Letter of Transmittal, as applicable; or

(ii)	if requested by the holder in the Aurinia Letter of Transmittal, make available for pick-up by the Former Aurinia Shareholder, as applicable, at the offices of the Depositary specified in the Aurinia Letter of Transmittal; or

(iii)	if the Aurinia Letter of Transmittal neither specifies an address as described in (i) above, nor contains a request as described in (ii) above, forward or cause to be forwarded by mail (postage prepaid) to the Former Aurinia Shareholder, as applicable, at the address of such holder as shown on the share register maintained by Aurinia as at the Effective Time, a certificate representing the Isotechnika Shares that such Former Aurinia Shareholder is entitled to receive in accordance with Section 3.1(f) of this Plan of Arrangement.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 4.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Aurinia Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Isotechnika Shares that the holder of such certificate is entitled to receive in accordance with Section 3.1(f) hereof.

4.2	Lost Certificates

If any certificate, that immediately prior to the Effective Time represented one or more outstanding Aurinia Shares to be converted into Isotechnika Shares in accordance with Section 3.1(f) of this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Isotechnika Shares that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing delivery of a certificate for Isotechnika Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate in accordance with this Section 4.2, the holder to whom such certificate is to be delivered shall, as a condition precedent to the delivery of such certificate, give a bond satisfactory to Isotechnika and the Depositary in such amount as Isotechnika and the Depositary may direct, or otherwise indemnify Isotechnika and the Depositary in a manner satisfactory to Isotechnika or the Depositary, against any claim that may be made against Isotechnika and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles and by-laws of Isotechnika.

4.3	Withholding Rights

Aurinia, Isotechnika and the Depositary shall be entitled to deduct and withhold from any amount payable or otherwise deliverable to any person hereunder and from all dividends or other amounts payable or deemed to have been paid to any Former Aurinia Shareholder such amounts as Aurinia, Isotechnika and the Depositary may be required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes (the “Withholding Obligations”). To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

4.4	Limitation and Proscription

To the extent that a Former Aurinia Shareholder shall not have complied with the provisions of Section 4.1 or Section 4.2 hereof on or before the date that is six (6) years after the Effective Date (the “Final Proscription Date”), then the Isotechnika Shares that such Former Aurinia Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Isotechnika Shares to which such Former Aurinia Shareholder was entitled, shall be delivered to Isotechnika by the Depositary and the interest of the Former Aurinia Shareholder in such Isotechnika Shares to which it was entitled shall be terminated as of such Final Proscription Date.

4.5	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances of any kind.

4.6	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Aurinia Shares and Aurinia Warrants issued prior to the Effective Time; and (ii) the rights and obligations of the registered holders of Aurinia Shares and Aurinia Warrants, and Aurinia, Isotechnika, ILJIN, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)	Aurinia, Isotechnika and ILJIN may amend, modify or supplement this Plan of Arrangement at any time and from time to time; provided, however, that each such amendment, modification or supplement is: (i) set out in writing; (ii) agreed to in writing by Aurinia, Isotechnika and ILJIN; (iii) filed with the Court, (iv) unless such amendment, modification or supplement is, in the reasonable opinion of Aurinia, Isotechnika and ILJIN, of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and not adverse to the economic interest of any Former Aurinia Shareholder or former holder of Aurinia Warrants, approved by the Aurinia Shareholders, with or without any other prior notice or communication or by the Court; and (v) communicated to holders or former holders of Aurinia Shares if and as required by the Court. Each such amendment, modification or supplement shall become part of this Plan of Arrangement for all purposes.

(b)	Notwithstanding Subsection 5.1(a) of this Plan of Arrangement, any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the date of the approval of the Arrangement by the Aurinia Shareholders or the Isotechnika Meeting shall be effective only if: (i) set out in writing; (ii) agreed to in writing by Aurinia, Isotechnika and ILJIN; and (iii) if required by the Court, approved by Aurinia Shareholders or Isotechnika Shareholders voting in the manner directed by the Court.

(c)	Notwithstanding Subsection 5.1(a) of this Plan of Arrangement, any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Isotechnika; provided, however, that it concerns a matter that, in the reasonable opinion of Isotechnika, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former Aurinia Shareholder or former holder of Aurinia Warrants.

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out therein.

SCHEDULE B

ISOTECHNIKA SHAREHOLDERS’ RESOLUTION

BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	The issuance of such number of common shares in the capital of Isotechnika Pharma Inc. (“Isotechnika”) as may be required to be issued pursuant to the terms of the arrangement involving Isotechnika, Aurinia Pharmaceuticals Inc. (“Aurinia”) and ILJIN Life Science Co. Ltd. (“ILJIN”) pursuant to Section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”) up to a maximum of 299,200,000 common shares, as more particularly described and set forth in the Information Circular of Isotechnika dated July 19, 2013 (the “Circular”) and as provided for in the arrangement agreement to be entered into between Isotechnika, Aurinia and ILJIN, as may be, or may have been, modified or amended in accordance with its terms (the “Arrangement Agreement”), and all transactions contemplated thereby, be and are hereby ratified, authorized and approved.

2.	The issuance of such number of common shares in the capital of Isotechnika as may be required to be issued pursuant to the exercise of the replacement share purchase warrants to be issued by Isotechnika, as may be required to be issued pursuant to the terms of the Arrangement, up to a maximum of 800,000 common shares, as more particularly described and set forth in the Circular and as provided for in the Arrangement Agreement, and all transactions contemplated thereby, be and are hereby ratified, authorized and approved.

3.	Notwithstanding that this resolution has been passed by the shareholders of Isotechnika, the directors of Isotechnika are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Isotechnika:

(a)	to amend the Arrangement Agreement or the plan of arrangement (the “Plan of Arrangement”) involving Isotechnika, Aurinia and ILJIN implementing the Arrangement (as the Plan of Arrangement may be, or may have been, modified or amended) to the extent permitted by the Arrangement Agreement or the Plan of Arrangement as it may deem appropriate in any manner, other than to increase the number of common shares in the capital of Isotechnika to be issued under the Arrangement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

4.	Any one or more directors or officers of Isotechnika is hereby authorized, for and on behalf and in the name of Isotechnika, to execute and deliver, whether under corporate seal of Isotechnika or otherwise, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Isotechnika, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Isotechnika,

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such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE C

AURINIA SHAREHOLDERS’ RESOLUTION

BE IT RESOLVED, AS A UNANIMOUS SHAREHOLDERS’ RESOLUTION, THAT:

1.	The proposed arrangement involving Isotechnika Pharma Inc. (“Isotechnika”), Aurinia Pharmaceuticals Inc. (“Aurinia”) and ILJIN Life Science Co. Ltd. (“ILJIN”) pursuant to Section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”) as provided for in the arrangement agreement between Isotechnika, Aurinia and ILJIN, dated August 6, 2013, as may be, or may have been, modified or amended in accordance with its terms (the “Arrangement Agreement”), and all transactions contemplated thereby, be and are hereby ratified, authorized and approved.

2.	The plan of arrangement (the “Plan of Arrangement”) involving Isotechnika, Aurinia and ILJIN implementing the Arrangement, the full text of which is set out in Appendix A to this resolution, (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted.

3.	The Arrangement Agreement and all transactions contemplated therein, the actions of the directors of Aurinia in approving the Arrangement Agreement and the actions of the directors and officers of Aurinia in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified, authorized and approved.

4.	Aurinia be and is hereby authorized to apply for an order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented).

5.	Notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Aurinia or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Aurinia are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Aurinia:

(c)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(a)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

6.	Any one or more directors or officers of Aurinia is hereby authorized, for and on behalf and in the name of Aurinia, to execute and deliver, whether under corporate seal of Aurinia or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the provisions of this resolution, the Arrangement Agreement or Plan of Arrangement and the completion of the Arrangement in accordance with the terms of the Arrangement Agreement and Plan of Arrangement, including:

(a)	all actions required to be taken by or on behalf of Aurinia, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities;

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(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement, the Plan of Arrangement, the Business Corporations Act (British Columbia) or otherwise; and

(c)	such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE D

AURINIA INTELLECTUAL PROPERTY

Licensed IP

1.	The Intellectual Property licensed to Vifor (International) AG (“Vifor”) from Isotechnika Pharma Inc. (“Isotechnika”) pursuant to the Isotechnika Vifor Licensing & Collaboration Agreement entered into between Isotechnika and Vifor as of December 30, 2011, which rights were subsequently assigned from Vifor to Aurinia Development Corp. pursuant to the Vifor Aurinia Assignment & Assumption Agreement dated September 20, 2012, as amended, and the Isotechnika Consent Agreement dated September 20, 2012, as amended; and

2.	The Intellectual Property licensed to Aurinia Pharmaceuticals Inc. (“Aurinia”) from Vifor pursuant to the Vifor Aurinia ALMS Data Access Agreement entered into between Vifor and Aurinia as of September 20, 2012.

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